UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended November 30, 2003

Commission File Number 000-30084

LINUX GOLD CORP.
(formerly LinuxWizardry Systems, Inc).
Registrant’s Name

#1103 – 11871 Horseshoe Way, Richmond, British Columbia, Canada V7A 5H5
Address of principal executive office

(Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): n/a

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): n/a

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-n/a

SUBMITTED HEREWITH

Exhibits

99.1	Press release of the Company dated November 6, 2003
99.2	Press release of the Company dated November 6, 2003
99.3	Material change report.
99.4	Interim financial statements of the Company for the period ended August 31, 2003
99.5	Confirmation of Mailing of interim financials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINUX GOLD CORP.
(Registrant)

Date July 13, 2004	By:	/s/ John G. Robertson

John G. Robertson,
President